October  27, 2006

Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549

Re:   File Number 001-31680

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated September 29, 2006, containing comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

As per your request, Bradley acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Bradley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For additional information, please do not hesitate to contact me, at (973) 882-1505 extension 210, or Brent Lenczycki, Chief Financial Officer, at (973) 882-1505 extension 510.

Very truly yours,

Daniel Glassman
Chairman of the Board, President and
Chief Executive Officer

Enclosure
Cc:	Vanessa Robertson
Oscar Young
Brent Lenczycki, Chief Financial Officer
William Murphy, Chairman of the Audit Committee
Alon Gev, Grant Thornton

Attachment
Bradley Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

1.                           Please provide us a revised table of contractual obligations and commitments that includes interest, not just principal, payments on your Senior Credit Facility.  As the interest appears to be variable, please include a note to the table explaining how you estimated the interest payments.  In addition, please include a “total” column in the revised table.

Response:

In order to improve our presentation of our contractual obligations and commitments, we would propose to replace the current disclosure with the following in our Form 10-K for the year ending December 31, 2006 and going forward (updated as necessary for the quarterly events of 2006 and beyond):

Year ending December 31,	Operating Leases	Capital Leases(a)	Senior Credit Facility(b)	Other Debt	Minimum Inventory Purchases	Total
2006	$1,871,452	$15,980	$15,137,250	$60,085	$1,275,000	$18,359,767
2007	1,708,494	6,642	18,218,750	—	1,000,000	20,933,886
2008	1,341,139	5,355	20,966,250	—	1,100,000	23,412,744
2009	814,043	—	23,379,750	—	—	24,193,793
2010	41,983	—	18,751,500	—	—	18,793,483
Thereafter	—	—	-	—	—	—
Total	$5,777,111	$27,977	$96,453,500	$60,085	$3,375,000	$105,693,673

(a) Lease amounts include interest and minimum lease payments

(b) $110 Million Senior Credit Facility includes estimated interest expense based upon an estimated interest rate of 8.35%. The $110 Million Senior Credit Facility bears interest at a variable rate (see Note F to our consolidated financial statements). For the purpose of estimating the future interest expense included above, we used the interest rate that was in effect at December 31, 2005.

Critical Accounting Policies, page 53

2.                          We believe that your disclosure related to estimates of items that reduce gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances, could be improved.  As such, please provide to us the following information, in disclosure-type format:

(a)       The nature and amount of each accrual at the balance sheet date and the effect that could result from using reasonably likely assumptions other than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

(b)       Quantitative information about the factors that you consider in estimating each provision, such as the total amount of product that could potentially be returned as of the balance sheet date, in sales dollars, in tabular format and disaggregated by product and by expiration period.

(c)        The extent to which the information utilized in estimating each provision is from external sources, such as end-customer prescription demand, third-party market research data, or comparing wholesaler inventory levels to end-customer demand.

(d)       The nature, amount and your policy to account for any shipments made as a result of incentives and/or in excess of the inventory levels maintained by your customers in the ordinary course of their business.

(e)        A roll forward of the provision for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

(f)           The amount of and reasons for fluctuations in each provision from period to period.

Response:

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward (updated as necessary for the quarterly events of 2006 and beyond):

In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the relevant reporting period. Actual results could differ from those estimates. We believe that the following critical accounting policies affect our more significant estimates used in the preparation of financial statements. Management has discussed the development and selection of the critical accounting estimates discussed below with our audit committee, and our audit committee has reviewed our disclosures relating to these estimates.

Revenue recognition. Revenue from product sales, net of estimated provisions, is recognized when the merchandise is shipped to an unrelated third party, as provided in Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.” Accordingly, revenue is recognized when all four of the following criteria are met:

•     persuasive evidence that an arrangement exists;

•     delivery of the products has occurred;

•     the selling price is both fixed and determinable; and

•     collectibility is reasonably probable.

Our customers consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel. Provisions for returns, rebates, chargebacks and discounts are established as a reduction of product sales revenues at the time revenues are recognized, based on historical experience adjusted to reflect known changes in the factors that impact these reserves. These revenue reductions are generally reflected either as a direct reduction to accounts receivable through an allowance or as an addition to accrued expenses.

We do not provide any form of price protection to wholesale customers other than a contractual right to two wholesale customers (who together accounted for 69% of our gross sales during 2005) that our price increases and product purchase discounts offered during each twelve-month period will allow for inventory of our products then held by these wholesalers to appreciate in the aggregate. We do not, however, guarantee that our wholesale customers will sell our products at a profit.

Allowances for returns. In the pharmaceutical industry, customers are normally granted the right to return product for a refund if the product has not been used by its expiration date, which is typically two to three years from the date of manufacture. Our return policy typically allows product returns for products within an eighteen-month window from six months prior to the expiration date to up to twelve months after the expiration date. Our return policy conforms to industry standard practices. Management is required to estimate the level of sales that will ultimately be returned pursuant to our return policy and to record a related reserve at the time of sale. These amounts are deducted from our gross sales to determine our net sales. We believe that we have sufficient data to estimate future returns at the time of sale.  Management periodically reviews the allowances for returns and adjusts them based on actual experience.  If we over or under estimate the level of sales that will ultimately be returned, there may be a material impact to our financial statements.

During March 2005, we entered into a Distribution Service Agreement (“DSA”) with Cardinal Health, having an effective date of July 2004, and during September 2005, we entered into a DSA with McKesson having an effective date of October 2004. Under the terms of each of these DSAs, we have agreed to pay, under certain circumstances, a fee in exchange for certain product distribution, inventory management, and administrative services. The terms of our

DSAs are consistent with the industry’s movement toward fee-for-service.  We believe that these agreements will, among other things, improve our knowledge of demand for our products, reduce the level of wholesale inventories of our products and improve channel transparency because under the terms of the DSAs, the wholesalers providing us with periodic reports of inventory and demand levels of our products.

Prior to entering our first DSA in the first quarter of 2005, we followed the practice of offering customers pricing incentives to ensure that supplies in the distribution channel would be sufficient to avoid lack of stock. Although these promotions caused wholesaler buying spikes, we believe the channel was not inflated. Based upon our review of the wholesaler inventory that is available to us, we believe the level of product in the channel is approximately 2.6 months at December 31, 2005.  Subsequent to entering the DSAs, we only offer customary new product launch incentives.  Our new product sales amounts are disclosed under our Results of Operations section.  We record our incentive sales in the period in which the related products are shipped or delivered, net of applicable allowances.

At December 31, 2005 our return reserve was $24,934,080. In order to reasonably estimate future returns, we analyze both quantitative and qualitative information including, but not limited to, actual return rates by product, the level of product in the distribution channel, expected shelf life of the product, product demand, the introduction of competitive or generic products that may erode current demand, our new product launches and general economic and industry wide indicators. Certain specifics regarding these analyses are as follows:

•       Actual return rates — We track actual returns by product. We determine the provision for our current sales using actual return rates.  Our actual returns by therapeutic category for 2005, 2004 and 2003 are detailed below.

•       Level of product in the distribution channel — We analyze and utilize wholesale inventory reports provided to us by our largest wholesale customers.  In particular, the wholesale inventory reports provide us the current wholesaler demand by product and actual product inventory held by the same wholesaler.  We also estimate the level of product in the distribution channel held by small wholesale customers and retail chains that do not provide us inventory reports based upon discussions with them and our actual sales to these locations.  Based upon gathering the information of the non-reporting inventory locations, we estimate the additional weeks of product at these locations.  If our estimate for the non-reporting locations, a component of our allowance for returns, is different by one week of demand, our return reserve at December 31, 2005 would increase or decrease by approximately $1,200,000.  We also estimate product returns in-transit that are not included in the wholesale inventory reports and not received by us for processing based upon discussions we have with our return processor and our customers.  For the December 31, 2005 allowance for returns, we used actual subsequent returns and estimated the time between when the customer removes our product from their inventory and the time we record the return credit. If our estimate for product returns in-transit, based upon actual subsequent returns, is different by one week, our return reserve at December 31, 2005 would increase or decrease by approximately $400,000.  The level of product in the distribution channel is used to determine the maximum return exposure and is compared against the product return reserve created by utilizing the actual return rate trends.  The estimated return value at December 31, 2005 of all our products in the distribution channel was approximately $34,700,000.  Our estimated return value of all our products in the distribution channel and our related allowance for returns at December 31, 2005 by therapeutic categories is below.

•       Estimated shelf life — We track our returns by lot numbers and compare the lot numbers to when a range of sales may have occurred to determine an estimated average shelf life. We use this historical average as part of our overall process of estimating future returns.

•       Current and projected demand — We utilize prescription demand data provided by Wolters Kluwer, an industry standard third party source, and wholesale inventory reports provided by our wholesale customers.

•       Competitive or generic products that may erode current demand — For competitive  product launches, including generics, we utilize  our historical experience of competitive product/ generic intrusion to estimate our return reserve allowance.

•       New product launches — For our new product launches, we utilize our historical experience of new product sales in comparison to the same new product returns to estimate our return reserve allowance.

Our actual returns by therapeutic category for 2005, 2004 and 2003 are as follows:

Therapeutic Category by Company	Actual Returns for 2003	Actual Returns for 2004	Actual Returns for 2005	Range of Expiration Periods (in years)
Doak Dermatologics, Inc.
Keratolytic	$405,747	$1,353,583	$6,083,469	2
Acne/Roseaca	112,365	1,272,358	4,154,207	1.5 – 2
Anesthetics	410,997	718,965	1,146,875	2 – 3
Scalp	100,226	245,667	325,105	2
Cosmeceuticals/ Other	29,603	75,441	45,527	3
Total	$1,058,938	$3,666,014	$11,755,183

Bioglan Pharmaceuticals
Acne/Roseaca	—	$345,717	$2,437,610	2 – 3
Actinic Keratoses	—	185,374	1,374,686	2 – 2.5
Anesthetics	—	185,401	725,986	2
Cosmeceuticals	—	37,393	187,774	2
Total	—	$753,885	$4,726,056

Kenwood Therapeutics
Gastrointestinal	$315,144	$595,087	$676,222	2
Respiratory	407,990	357,036	625,977	2 – 5
Nutritional	123,861	273,332	192,262	2 – 3
Total	$846,995	$1,225,455	$1,494,461
TOTAL	$1,905,933	$5,645,354	$17,975,700

Our estimate of all our products in the distribution channel at an estimated return value and our related allowance for returns at December 31, 2005 by therapeutic categories is as follows:

Therapeutic Category by Company	Estimated Product in the Distribution Channel	Allowance for Returns
Doak Dermatologics, Inc.
Keratolytic	$7,142,076	$5,706,715
Acne/Roseaca	6,750,209	4,970,299
Anesthetics	1,333,867	1,242,826
Scalp	805,430	470,733
Cosmeceuticals	98,137	62,158
Total	$16,129,719	$12,452,731

Bioglan Pharmaceuticals
Acne/Roseaca	$7,342,068	$5,522,995
Actinic Keratoses	2,083,210	1,404,352
Anesthetics	796,381	796,381
Cosmeceuticals	134,750	60,617
Total	$10,356,409	$7,784,345

Kenwood Therapeutics
Gastrointestinal	$5,993,544	$3,620,996
Respiratory	2,065,198	977,285
Nutritional	171,984	98,725
Total	$8,230,726	$4,697,006
TOTAL	$34,716,854	$24,934,082

The following is our annual roll-forward of the allowances for returns (in thousands):

Allowance for Returns*	Balance Beginning of Year	Actual Returns	Bioglan Liability(a)	Provision	Balance End of Year
2003	$364	($1,906)	—	$2,468	$926
2004	$926	($5,645)	$2,181	$26,613	$24,075
2005	$24,075	($17,976)	—	$18,835	$24,934

*                    Shown within accrued expenses

(a)             We acquired Bioglan liabilities as a part of the Bioglan acquisition on August 10, 2004.

In 2004 we recorded an increase in our provision for returns primarily due to a change in estimate.  The increase in our provision was primarily a result of the following:

•

We entered into DSAs with our two largest wholesale customers with effective dates in 2004. We and the wholesale customers agreed that the wholesale customers would maintain lower inventory quantities than they had on-hand. From December 31, 2004 to December 31, 2005, the two largest wholesale customers decreased their inventory by approximately 47%. As a result, the DSAs contributed to increased product returns.

•

We obtained customer inventory data from our four largest customers during the Fourth Quarter 2004 and First Quarter 2005 and utilized the information to determine the allowance for returns. Prior to the receipt of our customer inventory data in 2004, our four largest customers did not provide us with their inventory data of our products. Customer inventory data is a provided service under the DSAs.

•

We experienced a change in our customers’ market dynamics. Prior to 2005, major wholesalers and some retail customers bought and sold with each other in order to take advantages of selling and buying pharmaceutical products below the pharmaceutical companies’ wholesale prices. These lower prices were available due to the wholesalers’ speculative buying before price increases, creating lower cost inventory in comparison to pharmaceutical companies’ then existing wholesale prices. With the goal of eliminating any possible counterfeit drugs, the wholesalers now have certain pedigree requirements in their sourcing of drugs directly from pharmaceutical companies, and therefore, they have substantially eliminated buying and selling among wholesalers. Retailers have also implemented the same programs. This has resulted in less inventory in the distribution channels.

•

Prior to our financial closing process for the period ending December 31, 2004, we utilized subsequent return information relating to 2004 and earlier. As a result of our Audit Committee conducting its review with the assistance of independent counsel, due to the SEC informal inquiry, our financial closing process for the period ending December 31, 2004 was finalized in the First Quarter of 2006 which gave us the ability to utilize subsequent returns in 2005 and 2006 relating to 2004 and earlier.

•

An increase in generic or therapeutically equivalent products competing on price. In particular, we were impacted by the introduction of generic competition for CARMOL®40 (Fourth Quarter 2003), ANAMANTLE® HC 14 (Fourth Quarter 2004), LIDAMANTLE® and LIDAMANTLE®HC (Fourth Quarter 2004), ANAMANTLE® HC CREAM KIT (First Quarter 2005), KERALACTM GEL and LOTION (First Quarter 2005), ZODERM® (Second Quarter 2005), ROSULA® AQUEOUS GEL and ROSULA® AQUEOUS CLEANSER (Second Quarter 2005), KERALACTM CREAM (Third Quarter 2005) and ADOXA® 50mg and 100mg (Fourth Quarter 2005). As a result of the generic competition noted above, our returns increased.

Our provision for returns during 2005 decreased from the prior year primarily due to the increase in the provision for 2004 noted above and a decrease in level of our products in the distribution channel.

Allowances for rebates.     At December 31, 2005, our rebate reserve was $5,032,044. Our contracts with Medicaid, other government agencies and managed care organizations commit us to providing those organizations with favorable pricing. This ensures that our products remain eligible for purchase or reimbursement under these programs. Based upon our contracts and the most recent experience with respect to sales through each of these channels and the amount of product in the distribution channel net of the return reserve, we provide an allowance for rebates. We monitor the rebate trends and adjust the rebate accrual to reflect the most recent rebate experience. If our estimate for the amount of product in the distribution channel net of the return reserve is different by one week of demand, our rebate reserve at December 31, 2005 would increase or decrease by approximately $140,000.

The following is our annual roll-forward of the allowances for rebates (in thousands):

Allowance for Rebates*	Balance Beginning of Year	Actual Rebates	Bioglan Liability(a)	Provision	Balance End of Year
2003	$2,370	($3,225)	—	$4,760	$3,905
2004	$3,905	($4,836)	$33	$3,852	$2,954
2005	$2,954	($6,545)	—	$8,623	$5,032

*              Shown within accrued expenses

(a)           We acquired Bioglan liabilities as a part of the Bioglan acquisition on August 10, 2004.

In 2004 we decreased our provision for rebates as a result of an increase in the allowance for returns (discussed above).  As the allowance for returns increased, the product in the distribution channel not offset by the allowance for returns that may be associated with a rebate decreased.

In 2005, we increased our provision for rebates as a result of an increase in actual rebates received.  Our actual rebates increased due to more of our products being used through the Medicaid program.

Allowance for Chargebacks.   At December 31, 2005 our chargeback reserve was $134,886. Chargebacks are based on the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid under fixed price contracts by third party payers, who are often governmental agencies.  Based upon our contracts and the most recent experience with respect to sales through this channel and the amount of product in the distribution channel net of the return reserve, we provide an allowance for chargebacks. We monitor the chargeback trends and adjust the chargeback accrual to reflect the most recent chargeback experience. If our estimate for the amount of product in the distribution channel net of the return reserve is different by one week of demand, our chargeback reserve at December 31, 2005 would increase or decrease by approximately $26,000.

The following is our annual roll-forward of the allowances for chargebacks (in thousands):

Allowance for Chargebacks*	Balance Beginning of Year	Actual Chargebacks	Bioglan Liability(a)	Provision	Balance End of Year
2003	$1,351	($3,490)	—	$3,359	$1,220
2004	$1,220	($2,588)	—	$1,847	$479
2005	$479	($2,501)	—	$2,157	$135

*              Shown as a reduction to accounts receivable.

(a)           We acquired Bioglan liabilities as a part of the Bioglan acquisition on August 10, 2004.

In 2004 we decreased our provision for chargebacks as a result of an increase in the allowance for returns (discussed above).  As the allowance for returns increased, the product in the distribution channel not offset by the allowance for chargebacks that may be associated with a chargeback decreased.

In 2005 our provision for chargebacks was relatively consistent in comparison to the prior year.

Additional Comments:

As requested, we have provided our response to the Staff’s comment No. 2 in disclosure-type format rather than keying our response to each of the Staff’s comments 2(a) through 2(f) individually.  Our response addresses the subcomponents of the Staff’s comment No. 2.

We have disclosed material information by therapeutic category.  We have several products per therapeutic category, which is disclosed in our Annual Report on Form 10-K for the year ended December 31, 2005 within the section Item 1: Business under “Our Products.”  Disclosing quantitative information about the factors that we consider in estimating each provision by product would not, in our opinion, provide additional material information to an investor.

Effective January 1, 2006, based upon the following, we started to report both Bioglan Pharmaceuticals Corp. and Doak Dermatologics as a single reportable segment, Doak Dermatologics:

1.

Bioglan Pharmaceuticals Corp. is now operated and managed within one management group as Doak Dermatologics. Accordingly, Bioglan Pharmaceuticals Corp.’s chief operating decision maker does not regularly review its operating results in order to make decisions about resources to be allocated to Bioglan Pharmaceuticals Corp.

2.

Both Doak Dermatologics and Bioglan Pharmaceuticals Corp. have similar (a) types of products (dermatology and podiatry); (b) types of production processes (both are outsourced and have similar gross profit percentages); (c) classes of customers for their products (both are marketed to dermatologists and podiatrists); (d) methods used to distribute their products (both are distributed through the Company’s third party warehouse to primarily large drug wholesalers using the same sales force); and (e) types of regulatory environments.

We cannot currently specify when actual returns or credits relate to a current period or prior period.  For rebates and chargebacks, due to the nature of the sales process, the actual rebates and chargebacks cannot be related to the sales from a specific fiscal year.  We sell our products to wholesalers.  The wholesalers maintain inventory of products consistent with their industry practices and perceived business interests.  The wholesalers resell their inventory of products to pharmacies, who may also maintain an inventory of product.  Thus, the date on which we sell the product to the wholesaler may be different from the date of sale to the end-user.  The requests for rebates and chargebacks do not provide the product lot number, which is our only method of relating product sales to a specific time period.  Product returns can be identified with a particular product lot, however, such lots are not sold within discrete fiscal years.  Therefore, it is not possible for us to match returns with sales made during a particular fiscal year.

We believe the appropriate data is available that allows us to reasonably estimate the level of product returns expected from current sales activities.  Paragraph 6.f. of SFAS 48 requires that “[t]he amount of future returns can be reasonably estimated.”  Paragraph 20 of SFAS 48 further states that “…the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.”  We believe we are able to make reasonable estimates of expected sales returns, as contemplated by the requirements of SFAS 48, based upon the data and monitoring processes described above.  SFAS 48 does not require specific or detailed tracking of sales returns by period of original sale.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C — Intangible Assets, page F-19

3.              We have the following comments regarding your intangible assets:

a.                                      Please provide us the disclosures required by paragraph 27 of SFAS 131 and paragraph 45 of SFAS 142 about the assets of each segment you report.

b.                                      Please provide us, in disclosure-type format, the following information about your intangible assets by product or therapeutic category; their cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense.

c.                                       Please provide to us, in disclosure-type format, your policy for amortizing your intangible assets and, to the extent that amortization is not being accelerated, please tell us why your method of amortization is appropriate.

d.                                      Please clarify for us, in disclosure-type format, where in Note C you have reflected the core technology discussed in Note J and…

Response:

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward (updated as necessary for the quarterly events of 2006 and beyond):

Details of intangible assets are summarized as follows:

	December 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Trademarks	$123,961,617	$21,835,273	$102,126,344	$123,961,617	$15,834,749	$108,126,868
Core technology	42,300,000	2,933,711	39,366,289	42,300,000	818,710	41,481,290
Patents	10,327,454	2,578,260	7,749,194	10,327,454	1,661,700	8,665,754
Licenses	2,724,886	612,380	2,112,506	2,724,886	287,384	2,437,502
Covenants not to compete	162,140	162,140	-0-	162,140	162,140	-0-
	$179,476,097	$28,121,764	$151,354,333	$179,476,097	$18,764,683	$160,711,414

Trademarks, core technology, patents and licenses are all intangible assets with definite useful lives and therefore continue to be amortized under SFAS 142. The Company amortizes its intangibles utilizing the straight-line method primarily because the Company cannot determine a reliable pattern in which the economic benefits of the intangible assets are expected to be used.  The Company’s opportunities to commercialize the underlying value of these intangible assets generally allows for new and modified products that provide relatively inconsistent anticipated revenue streams. Amortization periods for intangible assets as of December 31, 2005 are summarized as follows:

Weighted Average Amortization Period
Trademarks	19
Core technology	20
Patents	10
Licenses	8

Our intangible assets by therapeutic category including cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense is as follows:

	December 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Dermatology & Podiatry	$162,624,181	$14,521,326	$148,102,856	$162,624,181	$5,738,077	$156,886,104
Gastrointestinal	250,851	196,893	53,958	250,851	180,174	70,677
Respiratory	15,386,965	12,274,760	3,112,205	15,386,965	11,724,900	3,662,066
Nutritional	-0-	-0-	-0-	-0-	-0-	-0-
Other	1,214,100	1,128,786	85,314	1,214,100	1,121,533	92,567
	$179,476,097	$28,121,764	$151,354,333	$179,476,097	$18,764,683	$160,711,414

Amortization periods for intangible assets as of December 31, 2005 by therapeutic category are summarized as follows:

Weighted Average Amortization Period
Dermatology & Podiatry	19
Gastrointestinal	15
Respiratory	12
Nutritional	N/A
Other	8

The following relates to the Company’s intangible assets with definite useful lives:

Aggregate Amortization Expense	Dermatology & Podiatry	Gastrointestinal	Respiratory	Nutritional	Other	Total
For the fiscal year ended 2003	$235,480	$16,719	$569,671	—	—	$821,480
For the fiscal year ended 2004	3,551,751	16,719	557,779	—	—	4,126,249
For the fiscal year ended 2005	8,783,662	16,719	556,700	—	—	9,357,081

Estimated Amortization Expense	Dermatology & Podiatry	Gastrointestinal	Respiratory	Nutritional	Other	Total
Year ended December 31, 2006	$8,722,270	$16,719	$556,701	—	—	$9,295,690
Year ended December 31, 2007	8,690,145	16,719	556,701	—	—	9,263,565
Year ended December 31, 2008	8,688,345	16,719	556,701	—	—	9,261,765
Year ended December 31, 2009	8,688,345	16,719	354,317	—	—	9,059,381
Year ended December 31, 2010	8,680,345	16,719	354,317	—	—	9,059,381

 Intangible assets arose principally from the following transactions:

Bioglan Pharmaceuticals Company

On August 10, 2004, the Company purchased certain assets of Bioglan Pharmaceuticals Company, a wholly-owned subsidiary of Quintiles Transnational Corp. As part of the transaction, the Company acquired certain intellectual property, regulatory filings, and other assets relating to SOLARAZE®, ADOXA®, ZONALON®, Tx Systems®, and certain other dermatologic products. The total consideration was approximately $191 million, including acquisition costs. For more information, see Note J.

International Distribution Rights

On June 30, 2004, the Company entered into a distribution agreement with Dermik Laboratories, a division of Aventis Pharmaceuticals, Inc., a wholly owned subsidiary of Aventis Pharma AG, to acquire exclusive distribution and marketing rights in selected international markets to the prescription acne and rosacea products Benzamycin®, Klaron® and Noritate®, and three additional products, Hytone®, Sulfacet R® and Zetar® Shampoo. Pursuant to this agreement, the Company acquired exclusive distribution and marketing rights to these products for eight years in Australia, Japan, the countries comprising the former Soviet Union, Saudi Arabia, the United Arab Emirates, Kuwait and Egypt in the Middle East, and Vietnam, Thailand and Cambodia in Southeast Asia. The Company is responsible for securing the necessary approvals to market these products in these countries. The Company has agreed to pay Dermik not less than $3.2 million in aggregate acquisition fees and royalties against the Company’s net sales of these products, of which the Company has paid, as of December 31, 2005, approximately $2.6 million in distribution rights included in intangible assets and $240,000 in advanced royalties.

Goodwill

Our goodwill for Kenwood Therapeutics at December 31, 2005 and 2004 was $290,197.  We had no goodwill for Doak Dermatologics at December 31, 2005 and 2004.  Our goodwill for Bioglan Pharmaceuticals Company at December 31, 2005 and 2004 was $27,188,110 and $26,640,756, respectively.

Total Assets by Therapeutic Category

Our total assets for Kenwood Therapeutics at December 31, 2005 and 2004 were$6,013,657 and $6,549,081, respectively.  Our total assets for Doak Dermatologics at December 31, 2005 and 2004 were $5,313,629 and $4,893,756, respectively.  Our total assets for Bioglan Pharmaceuticals Company at December 31, 2005 and 2004 were $175,899,959 and $186,912,898, respectively.  Our total unallocated assets at December 31, 2005 and 2004 were $109,002,198 and $115,342,916, respectively.

Additional Response:

As requested, we have provided our response to the Staff’s comment No. 3 in disclosure-type format rather than keying our response to each of the Staff’s comments 3(a) through 3(d) individually.  In addition, as referenced below, please find our additional responses to 3(d) and 3(e).

In our Annual Report on Form 10-K for the year ended December 31, 2005, we included the Bioglan core technology, discussed in Note J, within Trademarks discussed in Note C.

3.d. …explain to us why it is appropriate for its useful life to be longer than the useful lives of your patents.

Response:

We believe the core technology acquired during the Bioglan acquisition will provide us future economic benefit beyond the relevant patent expiration date.  Many dermatology brands and technology outlive patent life.  One of our core competencies is our relationship with physicians and life-cycle management of unpatented technologies.  We have historically extended product lives by repackaging, reformulating and focusing sales and marketing, and we expect to continue these activities for our current and future products.  We also conduct on an annual basis and when change in circumstances warrant, a valuation of intangible assets to determine if the asset is impaired.

3.e  As your intangible assets appear to relate to specific products or therapeutic categories, the amortization of the intangible assets should be included in cost of sales or disclosure on the statement of income should clearly indicate its exclusion from cost of sales.  Similarly this comment also applies to cost of sales and gross profit as disclosed in your selected financial data and quarterly financial information and elsewhere in the filing where gross profit may be discussed.  Please refer to SAB Topic 11.B.

Response:

In order to improve our presentation, we propose to rename “cost of sales” to “Cost of sales (exclusive of depreciation and amortization shown separately below)”on the statement of income and on our selected financial data and quarterly financial information and elsewhere where gross profit may be discussed starting in our Form 10-Q for the quarter ended September 30, 2006.

Note J — Purchase of Bioglan Pharmaceuticals Company, page F-35

4.                                      It appears that at least 84% of the net sales of Bioglan were derived from three customers during each period since March 22, 2002 presented on page 8 of Exhibit 99.3 to Amendment No. 1 to Form 8-K that you filed on October 22, 2004.  As this disclosure suggests that Bioglan had significant customer relationships, please tell us why none of the purchase price for Bioglan was attributed to customer relationships and explain how that is consistent with SFAS 141 and EITF 02-17.

Response:

In the valuation exercise we performed regarding Bioglan, with the assistance of an independent third party appraiser, in accordance with EITF 02-17, we did recognize the potential existence of customer relationships within the transaction.  In the valuation, we identified an asset we called “Currently Marketed Products,” that upon our acquisition, has been included in “Trademarks” in our financial statements.  “Currently Marketed Products” represents a composite intangible asset that, among other things, includes the brand name, distributor and customer relationships and physician and patients experience with the applicable products.  Our definition is consistent with the existing guidance under SFAS 141, par. A.16., which states the following:

“The term brand and brand name often are used as synonyms for trademarks and tradenames. However, the former are general marketing terms that are typically used to refer to a group of complementary assets such as trademark (or service mark) and its related tradename, formulas, recipes, and technological expertise (which may or may not be patented). This Statement [referring to SFAS 141] does not preclude an entity from recognizing, as a single intangible asset apart from goodwill, a group of complementary intangible assets commonly referred to as a brand if the assets that make up that group have similar useful lives.”

Thus, we valued the Trademarks as the equivalent of what SFAS 141 defines as a brand. Considering the facts and circumstances and the highly scrutinized healthcare conditions within the pharmaceutical industry (dermatology included), it is rather difficult for a pharmaceutical company to claim any direct relationships with distributors, physicians and/or patients (e.g., the government could question this as kick-backs etc.). In addition, we market our products to thousands of doctors and patients and their demand drives the wholesaler purchases (of which there are only a few large ones in the marketplace).  So while we sell to wholesalers, our customers are ultimately the doctors and patients, of which there are many and not individually significant.  Hence, with our valuation method (excess earnings) applied in the valuation of the Trademarks not only did we capture all the value of any customer relationships that could exist, but we also recognized in this regard, that though difficult to claim any relationships with distributors, physicians and/ or patients within the pharmaceutical industry and ascribe such value to specific components, no value is intentionally left within goodwill.

Furthermore, considering that both physicians and patients will look to prescribe/ receive the product over its expected life cycle (until a new technologically-improved product compared to the existing products enters the market) any benefit from the distributors will cease to exist with the discontinuation of the product.  Thus, no evidence exists that suggests that the complementary intangible assets captured under the group called Trademarks could have separate lives and thus need to be recognized and valued separately.

5.                                      Please clarify for us why the pro forma information for 2004 is marked unaudited, as the disclosure appears to have been required by paragraphs 54 and 55 of SFAS 141 and is required to be audited.

Response:

For the period in which a material business combination occurs, Paragraph 54 and 55 of Statement 141 requires an acquiring company that is a public enterprise to disclose pro forma combined results of operations for the current period and the immediately preceding period if comparative financial statements are presented.  Such pro forma combined information would normally include net sales, net income and earnings per share.

We acquired Bioglan Pharmaceuticals Company on August 10, 2004.  Accordingly, in our 2005 Form 10-K, we disclosed our actual results for 2005 compared to pro forma results for 2004.  In order to compare actual 2005 results to 2004 results, we had to use pro forma 2004 results for comparability purposes.  Since the 2004 results were shown on a pro forma basis, the results were not audited.  In our opinion, when information that has not been audited is included in footnotes, such information should clearly be labeled as unaudited.  In addition, in our opinion, paragraphs 54 and 55 of SFAS 141 do not affirmatively require pro forma information to be audited.

Further, per AU 508 paragraph 27 and 28, “sometimes, notes to financial statements may contain unaudited information, such as pro forma calculations or other similar disclosures. If these disclosures are not necessary to fairly present the financial position, operating results, or cash flows on which the auditor is reporting, such disclosures may be identified as unaudited or as not covered by the auditor’s report. For example, the pro forma effects of a business combination or of a subsequent event may be labelled unaudited. Therefore, while the event or transaction giving rise to the disclosures in these circumstances should be audited, the pro forma disclosures of that event or transaction would not be.”